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                                REPLAYTV, INC.
                             1945 CHARLESTON ROAD
                         MOUNTAIN VIEW, CA  94043-1201

                                August 18, 2000


BY EDGAR
--------

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Patrick O'Leary
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

        ReplayTV, Inc.
        Registration Statement on Form S-1, SEC File No. 333- 95425
        -----------------------------------------------------------

Dear Mr. O'Leary:

        On behalf of ReplayTV, Inc. (the "Company"), and pursuant to Rule 477(a)
                                          -------
promulgated under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, SEC File No. 333-95425, which was initially filed on January 26, 2000, and amended on February 7, 2000, February 11, 2000, March 3, 2000, March 28, 2000 and May 1, 2000 (the "Registration Statement").
           ----------------------

         In light of current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

                               Sincerely,

                               REPLAYTV, INC.


                               By:  /s/  CRAIG W. DOUGHERTY
                                    -------------------------------------------
                                    Craig W. Dougherty,
                                    Executive Vice President, Finance and Chief
                                    Financial Officer